NUVVE HOLDING CORP.

2488 Historic Decatur Road

San Diego, CA 92106

September 29, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvve Holding Corp.
Registration Statement on Form S-1
File No. 333-259735

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nuvve Holding Corp. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 9:30 a.m., Eastern Time, on Friday, October 1, 2021, or as soon thereafter as practicable.

Sincerely,

NUVVE HOLDING CORP.

/s/ Gregory Poilasne

Gregory Poilasne

Chief Executive Officer